Exhibit 99.1

Collective Mining Drills 154.30 m @ 12.66 g/t AuEq*, Including 30.45 m @ 39.01 g/t AuEq*, at Apollo's Ramp Zone

•	APC174-D4 intersected 154.30 m @ 12.66 g/t AuEq (12.44 g/t Au, 11 g/t Ag) from 1,208 m below surface, including 30.45 m @ 39.01 g/t AuEq (38.47 g/t Au, 28 g/t Ag) from 1,339 m below surface. It is the broadest high-grade intercept drilled to date at the Ramp Zone.
•	APC174-D4 crossed the southeastern portion of the Apollo breccia body from east to west, approximately perpendicular to the breccia contact, and its principal intercept returned grades locally over 75% higher than the estimated grades of the current Mineral Resource for the blocks it crossed, extending the high-grade envelope both shallower and deeper than predicted along the hole.
•	APC174-D4 bottomed in mineralization, with a final 12.20 m @ 0.75 g/t AuEq in sulphide-rich crackle breccia at approximately 650 meters above sea level ("masl"). This mineralization is outside the Mineral Resource, but drilling could not continue as the rig had reached its maximum capacity. Based on core inspection, the Company interprets that the hole may have been entering a new mineralized chute within the breccia body. Follow-up drilling with higher capacity rigs is planned.
•	Drill holes to the north-northeast of APC174-D4 have intersected Ramp Zone-style sulphide mineralization in core logging, with visible gold in APC174-D7, APC164-D5 and APC180-D4, approximately 80 m, 180 m and 240 m horizontally from APC174-D4 at 750 masl, respectively, and visible scheelite and gold in APC180-D3, approximately 410 m away**; assays are pending.
•	Construction of the planned approximately 3-kilometer underground exploration adit is expected to commence this month. Once it reaches Apollo, the adit is designed to intersect the Ramp Zone at approximately 700 masl, or 1,350 m below surface, in the core of the high-grade portion of the Ramp Zone's Mineral Resource.

* APC174-D4: 12.66 g/t AuEq (12.44 g/t Au, 11 g/t Ag); including 39.01 g/t AuEq (38.47 g/t Au, 28 g/t Ag).
**Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

MIAMI, Nov. 3, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") announces assay results for four directional diamond drill holes and their mother hole at the Ramp Zone ("Ramp") of the Apollo deposit ("Apollo"), part of its fully funded 2026 drilling program at the Guayabales Project in Caldas, Colombia. APC174-D4 intersected the broadest high-grade intercept drilled to date at the Ramp Zone, returned local grades above those estimated in the Mineral Resource, extended the predicted high-grade envelope both shallower and deeper, and ended in mineralization outside the Mineral Resource.

Figure 1: Plan View of the Ramp Zone at 750 masl Highlighting APC174-D4 Across the Southeastern Portion of the Breccia Body. *The block model is shown for geological interpretation purposes only and is not a reportable Mineral Resource. Visible gold and visible scheelite are visual observations only; visual observations are not a substitute for assay results and should not be interpreted as indicative of grade. Please refer to Table 1 for full drill hole and assay information.

Ari Sussman, Executive Chairman, commented: "Every great gold deposit reaches a point where the drill stops confirming expectations and starts expanding them. APC174-D4 is that kind of hole: it cut through the heart of Apollo's Ramp Zone, with grades locally well ahead of what our Mineral Resource estimate predicted. This hole did not run out of gold; it ran out of rods. The core at the bottom suggests we may have been entering a new mineralized chute, and our new track-mounted rigs are built to follow it toward sea level, roughly 650 vertical meters below where this hole ended. We believe the Ramp Zone is only beginning to show us its true potential."

A video of David Reading, Special Advisor, explaining today's results is available here: https://youtu.be/_WHt9KPQQ_0

To date, Collective has received assays for 207,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 146,500 meters at the flagship Apollo deposit, which anchors the Guayabales Project. Assay results for 71 drill holes are outstanding at the Guayabales Project, including 17 from the Ramp Zone.

The Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project. The first track-mounted rig for deep drilling is now operating on site, and a second is expected later this month. The Company intends to drill the Ramp Zone down to sea level (a depth of approximately two kilometers from surface) in 2027. The Company's planned approximately 3-kilometer underground exploration adit, on which construction is expected to commence this month, is designed to intersect the Ramp Zone at approximately 700 masl, approximately 1,350 meters below surface, in the core of the high-grade portion of the Mineral Resource. This will allow the Ramp Zone to be drilled from underground with substantially shorter holes than from surface. An updated Mineral Resource incorporating approximately 100,000 meters of additional drilling is expected between Q4 2027 and Q1 2028, followed by a Preliminary Economic Assessment shortly thereafter.

Drill Results and Geological Context (See Table 1 and Figures 1-4)

Mother hole APC174-D was drilled from Pad 39 toward the west, and four directional daughter holes, APC174-D1 to APC174-D4, were subsequently drilled from different points along it. All four daughter holes tested within the Mineral Resource boundaries of Ramp in the southeastern portion of the Apollo breccia body.

The Ramp Zone is a high-grade gold zone within the breccia body, commencing at approximately 1,000 masl. At the Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium and locally arsenopyrite-bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by albite, actinolite, muscovite, and epidote.

To date, the Mineral Resource for Ramp covers only the southeastern portion of the breccia body, which is defined over approximately 315 meters of strike, 120 meters of width and 350 vertical meters, and hosts 0.20 million ounces AuEq Indicated (1.29 Mt at 4.74 g/t AuEq) and 1.04 million ounces AuEq Inferred (6.04 Mt at 5.37 g/t AuEq), reported underground below 1,000 masl at a 1.5 g/t AuEq cut-off (see press release dated September 8, 2026).

Ramp Zone: APC174-D4

APC174-D4 crossed the Ramp Zone from east to west, approximately perpendicular to the breccia contact, and intersected a continuous zone of high-grade mineralization over 154.30 meters (Figures 1 and 2). Assay results are as follows:

APC174-D4

•	154.30 m @ 12.66 g/t AuEq (12.44 g/t Au, 11 g/t Ag) from 1,208 meters below surface, including
•	30.45 m @ 39.01 g/t AuEq (38.47 g/t Au, 28 g/t Ag) from 1,339 meters below surface, including
•	4.75 m @ 184.25 g/t AuEq (182.27 g/t Au, 102 g/t Ag) from 1,352 meters below surface
•	12.20 m @ 0.75 g/t AuEq (0.71 g/t Au, 2 g/t Ag) from 1,384 meters below surface to the end of the hole

The principal intercept is characterized by strong, pervasive albite alteration, which gives the core a distinctive white, bleached appearance; the Company interprets this alteration as indicating a higher-temperature part of the Apollo system. Sulphides, dominated by pyrrhotite and pyrite, occur as veinlets and disseminated impregnations throughout the crackle breccia. Gold grades track sulphide content: nearly all the gold in the intercept is hosted in sulphide-rich crackle breccia.

At 154.30 m @ 12.66 g/t AuEq, it is the broadest high-grade intercept the Company has drilled to date at the Ramp Zone. It is nearly twice the length of APC150-D1, which intersected 83.75 m @ 21.14 g/t Au from 1,335 meters below surface (announced March 29, 2026).

Drilling Results Compared with the Mineral Resource

The principal intercept lies largely within the Mineral Resource and returned grades locally more than 75% higher than the estimated grades of the corresponding blocks. Along its path, the Mineral Resource estimate predicted high-grade mineralization (≥5 g/t AuEq) between approximately 790 masl and 740 masl. APC174-D4 intersected high-grade mineralization from approximately 810 masl down to 710 masl, extending the high-grade envelope approximately 20 meters shallower and 30 meters deeper than predicted at this location. The included 30.45 m @ 39.01 g/t AuEq lies entirely below the predicted high-grade zone, in blocks estimated at approximately 1 g/t AuEq. This comparison is local, is presented for geological context only, and does not represent an update to the Mineral Resource. APC174-D4 post-dates the drill database cut-off date and was not used in the Mineral Resource estimate.

APC174-D4 ended in mineralization at 601.95 meters down hole (approximately 650 masl), where the drill rig reached its rod capacity, with a final 12.20 m @ 0.75 g/t AuEq outside the Mineral Resource. The final interval is hosted in sulphide-rich crackle breccia and based on core inspection, the Company interprets that the hole may have been entering a new mineralized chute within the breccia body (Figure 2). This mineralization remains open at depth and will be followed up with the Company's track-mounted deep-drilling rigs.

Ramp Zone: APC174-D1, APC174-D2 and APC174-D3

APC174-D1 extended the interpreted eastern contact of the breccia body by approximately 21 meters and intersected multiple intervals of Ramp Zone mineralization, including one interval with elevated copper and tungsten (0.34% Cu, 0.25% WO₃). APC174-D2 intersected a broad zone of Ramp Zone mineralization at depth, and APC174-D3 intersected a narrow post-mineral dyke through part of its target zone, returning 1.20 m @ 5.11 g/t AuEq. Assay results are as follows:

APC174-D1

•	8.60 m @ 3.28 g/t AuEq (3.12 g/t Au, 5 g/t Ag, 0.05% Cu) from 1,091 meters below surface
•	1.20 m @ 8.43 g/t AuEq (8.36 g/t Au, 4 g/t Ag) from 1,123 meters below surface
•	3.05 m @ 9.10 g/t AuEq (4.70 g/t Au, 6 g/t Ag, 0.34% Cu, 0.25% WO₃) from 1,262 meters below surface
•	4.25 m @ 7.61 g/t AuEq (7.58 g/t Au, 2 g/t Ag) from 1,298 meters below surface

APC174-D2

•	1.10 m @ 8.18 g/t AuEq (8.03 g/t Au, 8 g/t Ag) from 1,158 meters below surface
•	8.00 m @ 3.74 g/t AuEq (3.56 g/t Au, 7 g/t Ag, 0.05% Cu) from 1,271 meters below surface
•	19.90 m @ 3.97 g/t AuEq (3.68 g/t Au, 13 g/t Ag, 0.04% Cu) from 1,350 meters below surface

APC174-D3

•	1.20 m @ 5.11 g/t AuEq (5.07 g/t Au, 2 g/t Ag) from 1,216 meters below surface

Above the Ramp Zone, APC174-D1 and mother hole APC174-D also intersected new, narrow gold veins outside the Mineral Resource (see Table 1).

Ramp Zone: Drilling Coverage to Date

Approximately 590 meters of the interpreted 1.5-kilometer circumference of the Apollo breccia body at depth has now been tested for Ramp Zone mineralization, including previously reported drilling in its southeastern, western and northwestern areas. By comparison, only approximately 315 meters (approximately 21%) of this circumference had sufficient drilling density for inclusion in the maiden Mineral Resource. Readers are cautioned that the expanded drilling coverage does not, by itself, establish an extension of the Mineral Resource.

Drilling inside and outside the Mineral Resource boundaries has intersected Ramp Zone-style sulphide mineralization in core logging at multiple locations, including visible gold in APC174-D7, APC164-D5 and APC180-D4, approximately 80 m, 180 m and 240 m horizontally north-northeast of APC174-D4 at 750 masl, respectively, and visible scheelite with gold in APC180-D3, approximately 410 m away (Figure 1). Visual observations are not a substitute for assay results and should not be interpreted as indicative of grade.

The Ramp Zone is interpreted as a later-stage, higher-temperature vein system, younger than the sulphide-rich breccia fill and related to a reduced intrusion-related gold system, with mineralogical similarities to the nearby Marmato Lower Mine, owned by Aris Mining. The two systems, approximately 1.75 kilometers apart, commence at broadly similar elevations and host very similar gold- and silver-bearing sulphide assemblages. The Ramp Zone reflects vertical zonation within Apollo: with depth, temperatures increase and the carbonate base metal veins that dominate higher levels diminish.

A key distinguishing feature of Ramp Zone-style mineralization is the occurrence of higher gold grades relative to publicly reported results from the Marmato Lower Mine. The Company attributes these locally higher grades primarily to the higher porosity of the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at the Marmato Lower Mine.

Cautionary Note to Readers

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://www.aris-mining.com/operations-and-projects/marmato.

Table 1. Apollo Ramp Zone and Vein Drill Results Reported in This Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)*
Ramp Zone
APC174-D4	374.50	528.80	154.30	12.44	11	-	-	12.66
Including	498.35	528.80	30.45	38.47	28	-	-	39.01
Including	519.45	524.20	4.75	182.27	102	-	-	184.25
APC174-D4	589.75	601.95	12.20	0.71	2	-	-	0.75
APC174-D1	388.60	397.20	8.60	3.12	5	0.05	-	3.28
APC174-D1	415.00	416.20	1.20	8.36	4	-	-	8.43
APC174-D1	577.70	580.75	3.05	4.70	6	0.34	0.25	9.10
APC174-D1	662.25	666.50	4.25	7.58	2	-	-	7.61
APC174-D2	438.05	439.15	1.10	8.03	8	-	-	8.18
APC174-D2	528.45	536.45	8.00	3.56	7	0.05	-	3.74
APC174-D2	645.00	664.90	19.90	3.68	13	0.04	-	3.97
APC174-D3	465.00	466.20	1.20	5.07	2	-	-	5.11
High-Grade Gold Veins Outside the Mineral Resource
APC174-D1	179.80	181.95	2.15	3.72	1	-	-	3.74
APC174-D	529.00	530.00	1.00	5.99	1	-	-	6.00
APC174-D	615.70	618.20	2.50	4.08	1	-	-	4.09

Notes
1. Intervals are down-hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length.
3. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85) + (WO3 × 21.33 × 0.70)] ÷ 0.95, where Au and Ag are expressed in g/t, and Cu and WO3 in percent.
4. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3) with assumed recoveries of 95%, 92%, 85% and 70% respectively. Copper and WO3 are included in AuEq where the intercept's copper grade is 0.04% or higher and WO3 grade is 0.02% or higher. A dash ( - ) in the copper and WO3 columns indicates a grade below 0.04% and 0.02% respectively.
5. Recovery assumptions are based on metallurgical results announced on August 25, 2026, and are those used in the maiden Mineral Resource announced on September 8, 2026.
6. From and To depths in Table 1 are measured down-hole from the collar of the mother hole or the start of each daughter hole, whereas depths cited in the text are expressed as vertical meters below the topographic surface directly above each intercept.
7. All results reported in this release post-date the drill database cut-off date (March 31, 2026) of the maiden Mineral Resource (effective date August 31, 2026) and were not used in its estimation. Intervals intersected outside the current Mineral Resource are not included in it, and there is no certainty that further drilling will result in these areas being included in a Mineral Resource.

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately US$1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq: 1.38 g/t Au, 24.4 g/t Ag, 0.14% Cu and 0.011% WO₃) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq: 1.60 g/t Au, 8.39 g/t Ag, 0.03% Cu and 0.002% WO₃). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both the NASDAQ and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI 43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by NI 43-101 and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved the written disclosure. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawn and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples were prepared and analyzed at ALS laboratory facilities in Medellín, Colombia and Lima, Peru for gold, silver, copper and tungsten assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays were obtained by fire assay fusion with AAS finish on a 50 g sample (Au-AA24). Any samples returning greater than 10 g/t were reanalyzed by fire assay with gravimetric finish on a 50 g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma-atomic emission spectroscopy (ICP-AES) and inductively coupled plasma-mass spectrometry (ICP-MS) following a 4-acid digestion. Tungsten was analyzed with the ME-MS61 multi-element suite, while WO₃ was determined by X-ray fluorescence (XRF-15b/15c). Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards were inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps were retained and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; the Company's planned 2026 drilling program and its funding; the timing of receipt of pending assay results; the potential to expand the Ramp Zone and other mineralization at Apollo, including at depth below APC174-D4; the planned follow-up drilling with track-mounted deep-drilling rigs, including the expected arrival of the second such rig in November 2026, and the drilling of the Ramp Zone to sea level in 2027; the timing of construction and the design of the underground exploration adit, including its planned access to the Ramp Zone; the timing of an updated Mineral Resource and a Preliminary Economic Assessment; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risk Factors section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

Figure 2: Section A-A’ Along Drill Hole APC174-D4 Showing 154.30 m @ 12.66 g/t AuEq, Including 30.45 m @ 39.01 g/t AuEq, Within and Beyond the Ramp Zone Mineral Resource. *The block model is shown for geological interpretation purposes only and is not a reportable Mineral Resource. Please refer to Table 1 for full drill hole and assay information.

Figure 3: Surface Plan View of Apollo Showing Mother Hole APC174-D and Daughter Holes APC174-D1 to APC174-D4 Reported in This Release. Please refer to Table 1 for full drill hole and assay information.

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Deposit (which includes the Ramp Zone)

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com, +1 416-717-9577

CO: Collective Mining Ltd.

CNW 06:30e 03-NOV-26